Exhibit 21.1
SUBSIDIARIES OF PEAK RESORTS, INC.

State of
Name of Subsidiary	Incorporation/Organization
Boulder View Tavern, Inc.	Pennsylvania
Deltrecs, Inc.	Ohio
Boston Mills Ski Resort, Inc. (subsidiary of Deltrecs, Inc.)	Ohio
Brandywine Ski Resort, Inc. (subsidiary of Deltrecs, Inc.)	Ohio
Hidden Valley Golf and Ski, Inc.	Missouri
JFBB Ski Areas, Inc.	Missouri
JFBB LQ, Inc. (subsidiary of JFBB Ski Areas, Inc.)	Pennsylvania
BBJF LQ, Inc. (subsidiary of JFBB Ski Areas, Inc.)	Pennsylvania
L.B.O. Holding, Inc.	Maine
Mad River Mountain, Inc.	Missouri
Mount Snow, Ltd.	Vermont
Dover Restaurants, Inc. (subsidiary of Mount Snow, Ltd.)	Vermont
Paoli Peaks, Inc.	Missouri
Resort Holdings, L.L.C.	Missouri
S N H Development, Inc.	Missouri
Snow Creek, Inc.	Missouri
WC Acquisition Corp.	New Hampshire